Exhibit 99.4

Bezeq The Israel Telecommunication
Corporation Ltd.

Condensed Separate Interim Financial
Information as at

June 30, 2013
(Unaudited)

Condensed Separate Interim Financial Information as at June 30, 2013 (unaudited)

Contents	Page

Auditors’ Report	2

Condensed Separate Interim Financial Information as at June 30, 2013 (unaudited)
Condensed Separate Interim Statements of Financial Position	3
Condensed information pertaining to the Interim Profit or Loss	5
Condensed Interim Statement of Comprehensive Income	6
Condensed Interim Statement of Cash Flows	7
Notes to the condensed separate interim financial information	9

Somekh Chaikin
8 Hartum Street, Har Hotzvim	Telephone	972 2 531 2000
PO Box 212, Jerusalem 91001	Fax	972 2 531 2044
Israel	Internet	www.kpmg.co.il

To:
The Shareholders of “Bezeq”- The Israel Telecommunication Corporation Ltd.

Subject: Special auditors’ report on separate interim financial information according to Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970

Introduction

We have reviewed the separate interim financial information presented according to Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq”- The Israel Telecommunication Corporation Ltd. (hereinafter – “the Company”) as of June 30, 2013 and for the six and three month periods then ended. The separate interim financial information is the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express a conclusion on the separate interim financial information for these interim periods based on our review.

We did not review the separate financial information from the financial statements of investee companies the investments in which amounted to NIS 200 million as of June 30, 2013, and which the loss from these investee companies amounted to approximately NIS 7 million and NIS 8 million for the six and three month periods then ended, respectively. The financial statements of those companies were reviewed by other auditors whose review reports thereon were furnished to us, and our conclusion, insofar as it relates to the financial statements of such companies, is based solely on the said review reports of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of separate interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.
A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might have been identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information is not prepared, in all material respects, in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Company which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 4.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)

August 4, 2013

Condensed Separate Interim Financial Information as at June 30, 2013 (unaudited)

Condensed Interim Statements of Financial Position

	June 30, 2013	June 30, 2012		December 31, 2012
	(Unaudited)	(Unaudited)		(Audited)
	NIS million	NIS million		NIS million

Assets
Cash and cash equivalents	206	184		221
Investments, including derivatives	1,414	615		1,071
Trade receivables	757	790		740
Other receivables	191	223		208
Inventories	20	28		13
Loans to investees	385	318		465
Assets classified as held for sale	97	28		44
Total current assets	3,070	2,186		2,762

Investments, including derivatives	70	72		67
Trade and other receivables	103	119		128
Property, plant and equipment	4,356	4,405		4,403
Intangible assets	344	345		355
Investment in investees	6,053	6,216		6,061
Loans to investees	815	1,515		1,016
Deferred tax assets	55	163	*	111	*
Total non-current assets	11,796	12,835		12,141

Total assets	14,866	15,021	14,903

Condensed Separate Interim Financial Information as at June 30, 2013 (unaudited)

	June 30, 2013	June 30, 2012		December 31, 2012
	(Unaudited)	(Unaudited)		(Audited)
	NIS million	NIS million		NIS million

Liabilities
Debentures, loans and borrowings	1,068	674		1,132
Trade payables	105	197		149
Other payables, including derivatives	399	437		493
Current tax liabilities	597	459		447
Provisions (Note 4)	107	150		139
Employee benefits	234	279	*	216	*
Dividend payable	490	970		969
Total current liabilities	3,000	3,166		3,545

Debentures	4,954	4,581		4,581
Loans	4,049	3,996		4,049
Employee benefits	216	201	*	219	*
Other liabilities	76	41		54
Dividend payable	-	467		-
Total non-current liabilities	9,295	9,286		8,903

Total liabilities	12,295	12,452		12,448

Equity
Share capital	3,838	3,831		3,837
Share premium	102	82		100
Reserves	612	593		608
Deficit	(1,981)	(1,937	)*	(2,090	)*
Total equity	2,571	2,569		2,455

Total liabilities and equity	14,866	15,021	14,903

/s/ Shaul Elovitch	/s/ Stella Handler	/s/ David "Dudu" Mizrahi
Shaul Elovitch	Stella Handler	David "Dudu" Mizrahi
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the financial statements: August 4, 2013

* Restated due to retrospective application of IAS 19 Employee Benefits, see Note 1.3

The attached notes are an integral part of these condensed separate interim financial information.

Condensed Separate Interim Financial Information as at June 30, 2013 (unaudited)

Condensed information pertaining to the Interim Profit or Loss

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues (Note 2)	2,250	2,360	1,121	1,161	4,630

Cost of Activities
Depreciation and amortization	335	356	168	178	730
Salaries	512	534	242	267	1,036	*
Operating and general expenses (Note 3)	448	500	218	263	1,033
Other operating expenses (income), net	(90)	(6)	(17)	16	(128)
	1,205	1,384	611	724	2,671

Operating profit	1,045	976	510	437	1,959
Financing expenses (income)
Financing expenses	264	294	135	174	581	*
Finance revenues	(159)	(169)	(82)	(98)	(322)
Financing expenses, net	105	125	53	76	259

Profit after financing expenses, net	940	851	457	361	1,700
Share in earnings of investees, net	271	406	122	152	654
Profit before income tax	1,211	1,257	579	513	2,354
Income tax	241	260	106	98	493	*
Profit for the period attributable to the owners of the Company	970	997	473	415	1,861

* Restated due to retrospective application of IAS 19 Employee Benefits, see Note 1.3

The attached notes are an integral part of these condensed separate interim financial information.

Condensed Separate Interim Financial Information as at June 30, 2013 (unaudited)

Condensed Interim Statement of Comprehensive Income

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Profit for the period	970	997	473	415	1,861 *

Items of other comprehensive income not transferred to profit and loss
Actuarial gains (losses) net of tax	-	-	-	-	(15)

Items of other comprehensive income (net of tax) after initial recognition in comprehensive income is transferred to profit or loss	(4)	(2)	(11)	(2)	(3)

Other comprehensive income (loss), net of tax with respect to investees	(6)	(6)	(6)	-	(9)
Other comprehensive income (loss), net of tax	(10)	(8)	(17)	(2)	(27)

Total comprehensive income for the period attributable to equity holders of the Company	960	989	456	413	1,834

* Restated due to retrospective application of IAS 19 Employee Benefits, see Note 1.3

The attached notes are an integral part of these condensed separate interim financial information.

Condensed Separate Interim Financial Information as at June 30, 2013 (unaudited)

Condensed Interim Statement of Cash Flows

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Cash flows from operating activities
Profit for the period	970	997	473	415	1,861 *
Adjustments:
Depreciation	283	310	142	153	635
Amortization of intangible assets	52	46	26	25	95
Profits of investees, accounted by the equity method, net	(271)	(406)	(122)	(152)	(654)
Financing expenses, net	136	173	48	121	309
Capital gain, net	(112)	2	(65)	26	(150)
Share-based payment transactions	16	39	8	19	73
Income tax expenses	241	260	106	98	493 *
Expenses (income) for derivatives, net	(10)	(6)	(6)	(11)	-

Change in inventory	(7)	(14)	5	(9)	-
Change in trade and other receivables	(34)	(82)	(1)	(11)	(61)
Change in trade and other payables	(58)	(91)	(103)	(181)	(133)
Change in provisions	(33)	(13)	(3)	(8)	(24)
Change in employee benefits	15	(64)	40	(32)	(131)*
Change in deferred income	12	10	6	3	25

Net cash from (used for) financing activities due to transactions with investees	(13)	(17)	12	(25)	(18)

Net income tax paid	(70)	(117)	(10)	(55)	(311)
Net cash flows from operating activities	1,117	1,027	556	376	2,009

* Restated due to retrospective application of IAS 19 Employee Benefits, see Note 1.3

The attached notes are an integral part of these condensed separate interim financial information.

Condensed Separate Interim Financial Information as at June 30, 2013 (unaudited)

Condensed Interim Statements of Cash Flows (cont.)

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Cash flows from investing activities
Investment in intangible assets	(41)	(70)	(20)	(34)	(136)
Proceeds from the sale of property, plant and equipment	166	68	124	22	300
Acquisition of financial assets held for trading and others	(1,091)	(1,851)	(659)	(751)	(2,457)
Proceeds from the sale of financial assets held for trading and others	759	2,175	759	1,425	2,329
Purchase of property, plant and equipment	(328)	(437)	(166)	(204)	(822)
proceeds for derivatives	6	10	3	6	14
Proceeds from disposal of investments and long-term loans	(3)	3	1	6	7
Interest and dividends received	10	5	8	3	9
Increase of holding in a subsidiary	-	(77)	-	(77)	(77)
Net cash from investment activities due to transactions with investees	509	452	447	855	1,323
Net cash deriving from (used for) investing activities	(13)	278	497	1,251	490

Cash flow from financing activities
Bank loans received	-	-	-	-	650
Repayment of bank loans	(75)	(77)	-	-	(204)
Issue of debentures	869	-	869	-	-
Repayment of debentures	(319)	(316)	(319)	(316)	(327)
Dividend paid	(1,361)	(1,574)	(1,361)	(1,574)	(3,071)
Interest paid	(228)	(262)	(201)	(228)	(436)
Net proceeds (payment) for derivatives	(6)	10	(6)	10	7
Proceeds from exercise of options	1	2	1	2	7
Net cash used for financing activities	(1,119)	(2,217)	(1,017)	(2,106)	(3,374)

Increase (decrease) in cash and cash equivalents	(15)	(912)	36	(479)	(875)
Cash and cash equivalents at beginning of period	221	1,096	170	663	1,096
Cash and cash equivalents at the end of the period	206	184	206	184	221

The attached notes are an integral part of these condensed separate interim financial information.

Notes to the Condensed Separate Interim Financial Information as at June 30, 2013 (unaudited)

Notes to the condensed separate interim financial information

1.	Manner of preparing financial information

1.1.	Definitions

"The Company"-  Bezeq The Israel Telecommunication Corporation Limited

"Investee", the "Group", "Subsidiary”: as these terms are defined in the Company's consolidated financial statements for 2012.

1.2.	Principles used for preparing financial information

The condensed separate interim financial information is presented in accordance with Regulation 38(D) of the Securities Regulations (Periodic and Immediate Reports),1970 ("the Regulation") and the Tenth Addendum of the Securities Regulations (Periodic and Immediate Reports),1970 ("the Tenth Addendum") with respect to the separate interim financial information of the corporation.  They should be read in conjunction with the separate financial statements for the year ended December 31, 2012 and in conjunction with the condensed interim consolidated financial statements as at June 30, 2013 ("the Consolidated Financial Statements").

The accounting policies used in these condensed separate interim financial information are in accordance with the accounting policies set out in the separate financial information as of and for the year ended December 31, 2012.

1.3.	Retrospective Application of Accounting Policies

Since January 1, 2013, the Company applies the amendment to IAS 19 - Employee Benefits ("the Amendment") As a result of the application of the Amendment, the method used for measuring liabilities with respect to annual leave days was changed. Furthermore on the date of first time application of the Amendment the Company recognized the total liabilities pertaining to employees transferred from the civil service to the Company which, until said date, was accounted as historic service costs and the Company was required to recognize this cost over a projected service period. The Amendment was adopted through retrospective application by way of restatement of the financial statements. As a result, the Company restated its statement of income for 2012, by recording an increase in net profit in the amount of NIS 3 million. The Company also recorded a decrease in equity at June 30, 2013 and December 31, 2012 in the amounts of NIS 8 million and NIS 5 million, respectively.

2.	Revenues

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Fixed-line telephony	1,013	1,160	503	572	2,254
Internet - infrastructure	631	581	321	285	1,166
Transmission and data communication	488	492	241	247	976
Other services	118	127	56	57	234
	2,250	2,360	1,121	1,161	4,630

Notes to the Condensed Separate Interim Financial Information as at June 30, 2013 (unaudited)

3.	Operating and general expenses

	Six months ended June 30			Three months ended June 30		Year ended December 31
	2013	2012		2013	2012	2012
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million		NIS million	NIS million	NIS million

Interconnectivity and payments to communications operators	115	147		58	72	281
Maintenance of buildings	114	122		55	59	245
Sales and marketing expenses	85	50	*	41	42	159
Terminal equipment and materials	50	51		23	27	111
Services and maintenance by sub-contractors	32	39		16	19	73
Vehicle maintenance expenses	39	37		19	18	83
Collection commissions (in 2012 including royalties)	13	54		6	26	81
	448	500		218	263	1,033

*
On April 2, 2012 the settlement between the Company and the Ministry of Communications, with regard to the State authorities' claims for payment of frequency fees in Judea, Samaria and Gaza, was given the validity of judgment. As a result of the settlement, in the first quarter of 2012, the Company reduced its liability to pay frequency fees and decreased its operating and general expenses by NIS 37 million and financing expenses by NIS 13 million.

4.	Contingent Liabilities

During the normal course of business, legal claims were filed against the Company and there are various pending claims (“in this section: “Legal Claims”).

In the opinion of the Company's management, based, inter alia, on legal opinions as to the likelihood of success of these litigations, the financial statements include appropriate provisions in the amount of NIS 107 million, where provisions are required to cover the exposure arising from such litigation.

In the Company's opinion, the additional exposure (exceeding the foregoing provisions), as of June 30, 2013 due to legal claims filed against the Company on various matters, which are unlikely to be realized, amounts to a total of NIS 1.7 billion. Of this amount, NIS 361 million is for a claim filed against the Company and other associates without specifying the portion of the amount claimed from each of the plaintiffs. In addition, there is further exposure in the amount of NIS 125 million for claims, the success of which cannot be assessed at this stage. All the foregoing amounts are linked to the consumer price index and are before the addition of interest.

Furthermore, other claims have been filed against the Company as class actions with respect to which the Company has additional exposure beyond the aforesaid amounts, which cannot be quantified as the exact amounts of the claims are not stated in the claims.

Subsequent to the reporting date, lawsuits were filed against the Company in a total amount of NIS 20 million, the success of which cannot yet be assessed at this stage. Furthermore, a claim for which the Company's exposure was NIS 94 million has ended. The Company's costs for the foregoing claim were negligible.

For further information concerning contingent liabilities see Note 5 to the Consolidated Financial Statements, Contingent Claims.

Notes to the Condensed Separate Interim Financial Information as at June 30, 2013 (unaudited)

5.	Material Agreements and Transactions with Investees During and Subsequent to the Reporting Period

5.1	During May 2013, Pelephone Communications Ltd. ("Pelephone") paid a dividend in cash announced by Pelephone in March, in the amount of NIS 287 million.

5.2	During May 2013, Bezeq International Ltd. ("Bezeq International") paid a dividend in cash announced by Bezeq International in March, in the amount of NIS 84 million.

5.3	During July 2013 the board of directors of Pelephone decided to distribute a dividend to the Company in the amount of NIS 314 million in September 2013.

5.4	During July 2013 the board of directors of Bezeq International decided to distribute a dividend to the Company in the amount of NIS 81 million in September 2013.

5.5
During July 2013, Pelephone informed the Company of its intention to make an early payment of an amount of NIS 88 million in August 2013, on account of the loan it received in March 2012, in a total amount of NIS 440 million. Accordingly, the date of final payment of the loan was set for March 2018.

5.6
During the reporting period the Company provided Walla Communications Ltd. with loans totaling an amount of NIS 30 million. The loans bear a fixed annual interest of 4.68% and are due for repayment in three equal annual principal installments. The first payment will be made two years from the date on which the loan was provided.

The information contained in these financial statements constitutes a translation of the financial statements published by the Company.  The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect.  This translation was prepared for convenience purposes only.